Exhibit 1

EXECUTION VERSION

Agreement

This Agreement, dated as of September 19, 2010, is by and among Hot Topic, Inc., a California corporation (the “Company”), Steven R. Becker, an individual resident of Texas (“Becker”) Matthew A. Drapkin, an individual resident of New York (“Drapkin”), and the other individuals and entities that are signatories hereto (collectively with Becker and Drapkin, the “Shareholder Group”).

WHEREAS, the Company and the Shareholder Group have determined that the interests of the Company and its shareholders would be best served by adding Becker and Drapkin to the Company’s Board of Directors on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Representations and Warranties of the Company. The Company represents and warrants as follows as of the date hereof:

(a) The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c) The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any material breach or violation of or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

2. Representations and Warranties of the Shareholder Group. Each of the members of the Shareholder Group severally, and not jointly, represents and warrants with respect to himself or itself as follows as of the date hereof:

(a) Such party has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. Such party, if an entity, has the corporate, limited partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed, and delivered by such party, constitutes a valid and binding obligation and agreement of such party, and is enforceable against such party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c) As of the date thereof, such party was the “beneficial owner” of a number of shares of Common Stock (as defined below) as set forth on the cover page relating to such party in the Schedule 13D filed by Becker Drapkin Management, L.P. with the Securities and Exchange Commission (the “SEC”) on September 2, 2010 (the “Schedule 13D”). As of the date hereof, the members of the Shareholder Group own in the aggregate 2,345,349 shares of Common Stock. Except for those Affiliates and Associates of such member with respect to whom a cover page is included in the Schedule 13D, no other Affiliate or Associate of such member beneficially owns any shares of Common Stock.

(d) The execution, delivery and performance of this Agreement by such party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or it, or (ii) result in any material breach or violation of or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which he or it is a party or by which he or it is bound.

3. Definitions. For purposes of this Agreement:

(a) The terms “Affiliate” and “Associate” have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that neither “Affiliate” nor “Associate” shall include (i) any person that is a publicly held concern and is otherwise an Affiliate or Associate by reason of the fact that a principal of any member of the Shareholder Group serves as a member of the board of directors or similar governing body of such concern, (ii) such member of the board of directors or other similar governing body of such concern or (iii) any entity which is an Associate solely by reason of clause (1) of the definition of Associate in Rule 12b-2; the terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(b) “Board” means the Board of Directors of the Company.

(c) “Common Stock” means the Common Stock of the Company, with no par value.

(d) “Standstill Period” means the period from the date hereof until the earlier of:

(i) the date on which the Governance and Nominating Committee notifies either Becker or Drapkin pursuant to Section 4(f) below that it has not resolved to nominate either of Becker and Drapkin for election to the Board at Company’s 2012 Annual Meeting of Shareholders (the “2012 Annual Meeting”);

(ii) the two year anniversary of the date hereof; or

(iii) such date, if any, as the Company has materially breached any of its representations, warranties, commitments or obligations set forth in Sections 1, 4(a), 4(b), 4(e), and 4(f) of this Agreement (the “Principal Obligations”).

4. Election of Becker and Drapkin; Related Matters.

(a) As soon as reasonably practicable but in any event within ten business days from the date hereof (the “Appointment Date”):

(i) In accordance with the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, the Board shall have, if required to meet its other obligations pursuant to this Agreement, adopted a resolution increasing the size of the Board by two directors, to a total of nine directors, effective as of the Appointment Date;

(ii) In accordance with the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, the Board shall have appointed Becker and Drapkin as directors of the Company, effective as of the Appointment Date, to serve as members of the Board until the Company’s 2011 Annual Meeting of Shareholders (the “2011 Annual Meeting”) and until their successors are duly elected and qualified; and

(iii) The Board shall adopt a resolution appointing one of Becker or Drapkin to serve as a member of the Compensation Committee and appoint the other of Becker or Drapkin to serve as a member of the Governance and Nominating Committee, effective as of the Appointment Date, and each of Becker and Drapkin shall continue to serve on the applicable Committee so long as he continues to be a member of the Board.

(b) The Board and the Governance and Nominating Committee shall nominate Becker and Drapkin for election as directors at the 2011 Annual Meeting.  The Company agrees to recommend that the Company’s shareholders vote, and shall solicit proxies, in favor of the election of each of Becker and Drapkin at such meeting and otherwise support Becker and Drapkin for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

(c) The members of the Shareholder Group shall promptly file an amendment to the Schedule 13D reporting the entry into this agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto. Such amendment shall also reflect the termination of the “group” pursuant to Rule 13d−5(b)(1) promulgated under the Exchange Act, consisting of Becker Drapkin Management, L.P. and certain of its affiliates and Carlson Capital, L.P. and certain of its affiliates. Such members of the Shareholder Group shall provide to the Company a reasonable opportunity to review and comment on such amendments in advance of filing, and shall consider in good faith the reasonable and timely comments of the Company. The Company, Becker and Drapkin shall discuss in good faith whether or not the Company shall issue a press release with respect to the execution and delivery of this Agreement by the parties hereto and the material provisions hereof, which press release, if issued, will be subject to the mutual agreement of the parties; if the Company files a Form 8-K in lieu of a press release, the Company shall provide to Becker and Drapkin a reasonable opportunity to review and comment on such Form 8-K in advance of its filing, and shall consider in good faith the reasonable and timely comments of Becker and Drapkin.

(d) So long as the Company has complied and is complying with the Principal Obligations, each member of the Shareholder Group shall cause all shares of Common Stock owned of record and shall instruct the record owner, in case of all shares of Common Stock beneficially owned but not of record, by it and their respective Affiliates, as of the record date for the 2011 Annual Meeting, to be present for quorum purposes and to be voted, and shall cause all shares of Common Stock held by their respective Associates to be present for quorum purposes and to be voted, in favor of all directors nominated by the Board for election at the 2011 Annual Meeting; provided such directors nominated by the Board are either current members of the Board or otherwise reasonably acceptable to the Shareholder Group.

(e) The Company agrees that the Board shall only be increased at any time prior to the conclusion of the 2012 Annual Meeting in connection with the appointment of Becker and Drapkin.

(f) At least 60 days prior to the last date upon which a notice to the Secretary of the Company of nominations of persons for election to the Board or the proposal of business at the 2012 Annual Meeting would be considered timely under the Company’s Amended and Restated Bylaws, the Governance and Nominating Committee will notify each of Becker and Drapkin whether it has resolved to recommend them for re-election to the Board at the 2012 Annual Meeting.  If the Governance and Nominating Committee has resolved to so recommend each of Becker and Drapkin, (i) the Board and the Governance and Nominating Committee shall nominate Becker and Drapkin for election as directors at the 2012 Annual Meeting, (ii) the Company shall recommend that the Company’s shareholders vote, and shall solicit proxies, in favor of the election of each of Becker and Drapkin at such meeting and otherwise support Becker and Drapkin for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees and (iii) so long as the Company has complied and is complying with the Principal Obligations, each member of the Shareholder Group shall cause all shares of Common Stock owned of record and shall instruct the record owner, in case of all shares of Common Stock beneficially owned but not of record, by it and their respective Affiliates, as of the record date for the 2012 Annual Meeting, to be present for quorum purposes and to be voted, and shall cause all shares of Common Stock held by their respective Associates to be present for quorum purposes and to be voted, in favor of all directors nominated by the Board for election at the 2012 Annual Meeting; provided such directors nominated by the Board are either current members of the Board or otherwise reasonably acceptable to the Shareholder Group.

(g) If at any time prior to the termination of the Standstill Period, either of Becker or Drapkin is unable or unwilling to serve (or continue to serve) as a director of the Company for any reason, then the Shareholder Group and the Company shall agree on a replacement for such director(s), and for all purposes the provisions of this Agreement with respect to either Becker’s or Drapkin’s rights and obligations as a director (and not as a member of the Shareholder Group) shall apply to such replacement director.

5. Standstill.

Each of the members of the Shareholder Group agrees that, during the Standstill Period, he or it will not, and he or it will cause each of such person’s Affiliates or agents or other persons acting on his or its behalf not to, and will cause his or its respective Associates not to:

(a) acquire, offer to acquire or agree to acquire, alone or in concert with any other individual or entity, by purchase, tender offer, exchange offer, agreement or business combination or any other manner, beneficial ownership of any securities of the Company or any securities of any Affiliate of the Company, if, after completion of such acquisition or proposed acquisition, such party would beneficially own more than 14.99% of the outstanding shares of Common Stock, provided, however, that this restriction shall not apply to any securities received by Becker or Drapkin pursuant to Section 8 of this Agreement;

(b) submit any shareholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board or oppose the directors nominated by the Board, other than as expressly permitted by this Agreement;

(c) form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other members of the Shareholder Group or one or more Affiliates of a member of the Shareholder Group with respect to the Common Stock currently owned as set forth in Section 2(c) of this Agreement or acquired in the future subject to the limitations set forth in Section 5(a) or to the extent such a group may be deemed to result with the Company or any of its Affiliates as a result of this Agreement;

(d) solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting, any shares of Common Stock with respect to any matter, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act and the rules promulgated by the SEC thereunder), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at the 2011 Annual Meeting or 2012 Annual Meeting as set forth in this Agreement;

(e) seek, in any capacity other than as a member of the Board, to call, or to request the calling of, a special meeting of the shareholders of the Company, or seek to make, or make, a shareholder proposal at any meeting of the shareholders of the Company or make a request for a list of the Company’s shareholders (or otherwise induce, encourage or assist any other person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company, except as expressly permitted by this Agreement;

(f) effect or seek to effect, in any capacity other than as a member of the Board (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (i) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

(g) publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 4(d) or this Section 5, or otherwise seek (in any manner that would require public disclosure by any of the members of the Shareholder Group or their Affiliates or Associates) to obtain any waiver, consent under, or amendment of, any provision of this Agreement;

(h) publicly disparage any member of the Board or management of the Company; provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure;

(i) enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person that engages, or offers or proposes to engage, in any of the foregoing; or

(j) take or cause or induce or assist others to take any action inconsistent with any of the foregoing.

Notwithstanding the foregoing, it is understood and agreed that this Agreement shall not be deemed to prohibit the Shareholder Group from (i) making public statements (including statements contemplated by Rule 14a-1 (1) (2) (iv) under the Exchange Act), (ii) engaging in discussion with other stockholders or (iii) soliciting, or encouraging or participating in the solicitation of, proxies or consents with respect to voting securities of the Company (so long as such discussions are in compliance with Section 5(c) hereof) in each case with respect to any transaction that has been publicly announced by the Company involving (1) the recapitalization of the Company, (2) an acquisition, disposition or sale of assets or a business by the Company where the consideration to be received or paid in such transaction requires approval by the holders of the Common Stock or (3) a change of control of the Company.

Further, it is understood and agreed that this Agreement shall not be deemed to prohibit Becker or Drapkin from engaging in any lawful act in his capacity as a director of the Company.

6. Company Policies. By the Appointment Date, each of Becker and Drapkin will have reviewed the Company’s Standards of Business Ethics, Corporate Governance Guidelines, Insider Trading Policy, Window Period Policy and Policy on Majority Votes in Director Elections (“Majority Voting Policy”) and agrees to abide by the provisions thereof during his service as a director of the Company. The members of the Shareholder Group acknowledge that they are aware that United States securities law prohibits any person who has material non-public information about a company from purchasing or selling any securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.  The members of the Shareholder Group acknowledge that Becker or Drapkin, or both of them, may be required, in accordance with the Majority Voting Policy, to tender their resignations from the Board in the event that they receive more “withheld” votes than “for” votes in an uncontested election of the Company’s directors, and that the Company’s Governance and Nominating Committee, in accordance with such Policy, may determine that it is in the best interests of the Company to accept such resignations.  The members of the Shareholder Group acknowledge and agree that such action or actions in accordance with the Majority Voting Policy shall not constitute a breach of this Agreement by the Company.

7. Questionnaires. By the Appointment Date, each of Becker and Drapkin will have accurately completed the form of questionnaire provided by the Company for its use in connection with their appointment to the Board and preparation of the Company’s proxy statement and other reports filed with the SEC.

8. Compensation. Each of Becker and Drapkin shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company are compensated and shall be eligible to be granted equity-based compensation on the same basis as all other non-employee directors of the Company.

9. Indemnification and Insurance. Each of Becker and Drapkin shall be entitled to the same rights of indemnification as the other directors of the Company as such rights may exist from time to time. The Company shall, promptly after their election, take such action, if any, as may be necessary to add Becker and Drapkin to the Company’s directors and officers’ liability insurance policy as Insured Persons.

10. Non-Disparagement. During the Standstill Period the Company shall not publicly disparage any member of the Shareholder Group or any member of the management of the Shareholder Group, provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure.

11. Reimbursement of Expenses.  All costs and expenses incurred in connection with this Agreement will be paid by the party incurring such cost or expense.

12. Specific Performance. Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of California, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

13. Jurisdiction. Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of California (and the parties agree on behalf of themselves and their respective Affiliates not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 17 of this Agreement will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of California, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

14. Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of California applicable to contracts executed and to be performed wholly within such state, without giving effect to the choice of law principles of such state.

15. Counterparts; Facsimile or Electronic Signatures. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. Facsimile or electronic (i.e., PDF) signatures shall be as effective as original signatures.

16. Entire Agreement; Amendment and Waiver; Successors and Assigns. This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

17. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, or to such other telecopy number as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section, and the appropriate confirmation is received, or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section, or at such other address as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section:

if to the Company:

Hot Topic, Inc.
18305 E. San Jose Ave.
City of Industry, California 91748
Facsimile: (626) 581-0894
Attention: Chief Executive Officer

with a copy to:

Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
Facsimile: (858) 550-6420
Attention: Jason L. Kent, Esq.

if to the Shareholder Group or any member thereof:

Becker Drapkin Management, L.P.
300 Crescent Court
Suite 1111
Dallas, Texas 75201
Facsimile: (214) 756 6037
Attention: Steven R. Becker
Attention: Matthew A. Drapkin

with a copy to:

Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, New York 10022
Facsimile: (212) 446-2350
Attention: Richard J. Birns, Esq.

18. No Third-Party Beneficiaries. Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

 [Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

COMPANY:

Hot Topic, Inc.
By:	/s/ Bruce A. Quinell
Name: Bruce A. Quinell
Title: Chairman of the Board of Directors

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

SHAREHOLDER GROUP:

Steven R. Becker /s/ Steven R. Becker		Matthew A. Drapkin /s/ Matthew A. Drapkin

Becker Drapkin Management, L.P. By: BC Advisors LLC, its general partners		Becker Drapkin Partners (QP), L.P. By: Becker Drapkin Management, L.P., its general partner By: BC Advisors LLC, its general partners
By:	/s/ Steven R. Becker	By:	/s/ Steven R. Becker
	Name: Steven R. Becker		Name: Steven R. Becker
	Title: Co-managing Member		Title: Co-managing Member

Becker Drapkin Partners, L.P. By: Becker Drapkin Management, L.P., its general partner By: BC Advisors LLC, its general partners		BD Partners I, L.P. By: Becker Drapkin Management, L.P., its general partner By: BC Advisors LLC, its general partners
By:	/s/ Steven R. Becker	By:	/s/ Steven R. Becker
	Name: Steven R. Becker		Name: Steven R. Becker
	Title: Co-managing Member		Title: Co-managing Member

BC Advisors, LLC
By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member